UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Sierra Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

82620P102 (CUSIP Number)

12/31/03

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No.	13G	Page of Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Gregory A. Childress

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 980,816 6. Shared Voting Power 705,272 7. Sole Dispositive Power 980,816 8. Shared Dispositive Power 705,272

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,693,668

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 18.10%

12.	Type of Reporting Person* IN

Schedule 13G

CUSIP No. 82620P102	13G	Page 3 of 3 Pages

Item 1:	(a)	Issuer:

Sierra Bancorp

	(b)	Principal Executive Offices:

86 North Main Street, Porterville, CA. 93257

Item 2:	(a)	Person Filing:

Gregory A. Childress

	(b)	Address:

12012 Road 200, Porterville, CA. 93257

	(c)	Citizen of the U.S.A.

	(d)	Class of Securities:

Common Stock, no par value

	(e)	CUSIP Number: #82620P102

Item 3:	N/A

Item 4:	(a)	Total Shares Beneficially Owned: 1,693,668

	(b)	Percentage Ownership: 18.10%

	(c)	(i) Shares with Sole Voting Power: 980,816 (includes 100,000 vested option shares)

(ii) Shares with Shared Voting Power: 705,272

(iii) Shares with Sole Investment Power: Same shares as Item i above

(iv) Shares with Shared Investment Power: Same shares as Item ii above

Item 5:	N/A

Item 6:	N/A

Item 7:	N/A

Item 8:	N/A

Item 9:	N/A

Item 10:	N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2004	/s/ Gregory A. Childress

Gregory A. Childress

Schedule 13G